Exhibit 99.2

FOR IMMEDIATE RELEASE	Contact:	Valley National Bancorp
Alan D. Eskow
Senior Executive Vice President and
Chief Financial Officer
(973) 305-4003

VALLEY NATIONAL BANCORP TO ACQUIRE USAMERIBANCORP, INC. AND SUBSTANTIALLY ENHANCE ITS FLORIDA FRANCHISE

WAYNE, N.J. – Wednesday, July 26, 2017 – In a merger of two banks with a similar focus on personal service and community involvement, Valley National Bancorp (“Valley”) (NYSE:VLY) announced today that it is expanding its Florida presence and moving into Alabama by acquiring USAmeriBancorp, Inc. (“USAB”) (OTC Pink: USAB).

The companies have entered into a merger agreement in which the common shareholders of USAB will receive 6.1 shares of Valley common stock for each USAB share they own, subject to adjustment in the event Valley’s volume-weighted average stock price falls below $11.50 or rises above $13.00 prior to closing. The transaction is valued at an estimated $816 million, based on Valley’s closing stock price on July 25, 2017.

Valley, and its wholly-own subsidiary, Valley National Bank, has approximately $23.4 billion in assets, $17.8 billion in loans, $17.3 billion in deposits and 209 branches in New Jersey, New York and Florida.

USAB, and its wholly-owned subsidiary, USAmeriBank, headquartered in Clearwater, Florida, has approximately $4.4 billion in assets, $3.6 billion in loans, $3.5 billion in deposits, and maintains a branch network of 30 offices.

The acquisition represents a significant addition to Valley’s Florida franchise, and will meaningfully enhance its presence in the Tampa Bay market, which is Florida’s second largest metropolitan area by population. The acquisition will also bring Valley to the Birmingham, Montgomery, and Tallapoosa areas in Alabama, where USAmeriBank maintains 15 offices contributing approximately $1.1 billion of deposits and $520 million in loans.

Gerald H. Lipkin, Chairman & CEO commented that, “This will be our third acquisition in Florida since 2014 and is consistent with our goal to expand our franchise in the high growth markets of Florida. USAB has a strong record of profitability and growth. We are excited about our collaboration with Joseph V. Chillura, CEO of USAB, who will join Valley as a key member of our executive team.”

Valley has consistently prioritized the retention of key individuals from acquisitions in order to service key clients of an acquired bank and remains committed to this effort. Key leaders from USAB’s team will join Valley to help drive continued growth efforts in the Florida and Alabama markets. Additionally, USAB Chairman Jennifer W. Steans is expected to join Valley’s board of directors.

“We are fortunate to have found a partner that shares the same quality corporate culture and focus on personal service as USAmeriBank,” said Jennifer Steans, Chairman of the Board of USAmeriBancorp. “Valley is a strong regional bank focused on helping its customers succeed, so this is a win-win for our employees, customers, and shareholders.”

“We are excited to join the Valley team,” said Joseph V. Chillura, CEO of USAmeriBancorp, who will stay on as Regional President of the Florida West Coast (Tampa to Naples) and Alabama Division after the merger is complete. “Together we will be better able to serve, and expand, our customer relationships in the Tampa Bay and central Alabama areas.  Valley has demonstrated professionalism throughout this process, and has remained focused on continuity.  We are extremely proud of everyone at USAmeriBank for building a terrific bank and I am convinced this partnership will significantly benefit our stakeholders, banking customers and the communities we serve.”

Valley anticipates that the merger with USAB, which will involve changing USAmeriBank's name to Valley National Bank in its Florida and Alabama locations, will be a non-taxable transaction. The combined company is expected to have approximately $28 billion in assets, $21 billion in loans, $21 billion in deposits, and 239 branches across New Jersey, New York, Florida, and Alabama.

The Boards of Directors of both companies, after extensive review and due diligence, have unanimously approved the transaction. The acquisition is expected to close early in the first quarter of 2018, subject to standard regulatory approvals, shareholder approvals from Valley and USAB, as well as other customary conditions.

In connection with this announcement, Valley has commenced a preferred stock offering of approximately $75 million. Inclusive of this offering, Valley anticipates this transaction will be accretive to Valley’s per share earnings within 12 months from closing.

Combination of Strong and Well-Capitalized Banks
The transaction with USAB has similar characteristics to prior whole-bank acquisitions undertaken by Valley. Valley has a track record of integrating mergers designed to minimize customer disruption, and deliver profitable growth while maintaining strong credit quality and a well-capitalized balance sheet. Selected data for the combined entity, on a pro-forma basis as of June 30, 2017, include:

•	Approximately $28 billion in assets

•	Nearly $21 billion in loans

•	239 branches, including 140 in northern and central New Jersey, 38 in Manhattan, Brooklyn, Queens and Long Island, 46 in Florida, and 15 in Alabama

•	All regulatory capital ratios will be above the fully phased in Basel III minimum levels including the capital conservation buffer.

Transaction Summary
Under the terms of the definitive agreement signed by the companies, each USAB shareholder will receive 6.1 shares of Valley common stock for each share of USAB common stock if Valley’s volume-weighted average closing price during the 30 day trading ending 5 days prior to closing is between $11.50 and $13.00. In the event that the volume-weighted average closing price is less than $11.50, then the exchange ratio shall be $69.00 divided by the volume-weighted average closing price. If Valley’s volume-weighted average closing price is greater than $13.00, then the exchange ratio shall be $79.30 divided by the volume-weighted average closing price. Both Valley and USAB have walkaway rights if the volume-weighted average closing price is below $11.00 and USAB has a walkaway right if the volume-weighted average closing price is above $13.50.

Following are selected terms and metrics associated with the transaction based upon current projections, including the impact of the proposed preferred stock offering:

•	Purchase price represents a fixed 6.1x for 1 exchange ratio (subject to adjustment)

•	Total transaction value of approximately $816 million

•	Price to LTM EPS of 16.4x

•	Price to 2018 EPS + Cost Savings of 11.4x

•	Price to tangible book value of 2.38x

•	Tangible book value dilution of 5.5% with an earn-back period of approximately 4.7 years

•	Anticipated to be accretive to earnings in 2018, including preferred stock issuance

•	Core deposit premium of 18.2%

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the preferred stock in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offering of the preferred stock is being made only by means of a written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Valley was advised by Keefe, Bruyette & Woods, Inc., a Stifel Company, MG Advisors, Inc. and the law firm of Day Pitney LLP. USAB was advised by the investment banking firm of Sandler O’Neill + Partners, L.P., Hovde Group, LLC and the law firm of Barack Ferrazzano Kirschbaum & Nagelberg LLP.

Investor Conference Call
Executives from Valley and USAB will host a conference call with investors and the financial community at 10:00 AM Eastern Standard Time, today to discuss this transaction. Those wishing to participate in the call may dial toll-free (800) 230-1766. Investor presentation materials on this transaction will be made available prior to the conference call at www.valleynationalbank.com.

About Valley
Valley National Bancorp is a regional bank holding company headquartered in Wayne, New Jersey with approximately $23 billion in assets. Its principal subsidiary, Valley National Bank, currently operates over 200 branch locations in northern and central New Jersey, the New York City boroughs of Manhattan, Brooklyn, Queens and Long Island, and Florida. Valley National Bank is one of the largest commercial banks headquartered in New Jersey with executive offices in Manhattan and West Palm Beach. Helping communities grow and prosper is the heart of Valley's corporate citizenship philosophy.

For more information about Valley National Bank and its products and services, please visit a convenient branch location, www.valleynationalbank.com or call our Customer Service Team at 800-522-4100.
About USAmeriBank
USAmeriBank is an independent, non-public bank based in Clearwater, Florida, that has established itself as an outstanding middle-market financial institution. The bank serves the needs of individuals and businesses in the Tampa Bay area in Florida, and in the Birmingham, Montgomery and Tallapoosa areas in Alabama, by providing a high-level of personalized service and attention to a targeted customer base. USAmeriBank’s parent company is USAmeriBancorp, Inc. More information is available at www.USAmeriBank.com.
Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed Merger, Valley intends to file a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus with the Securities and Exchange Commission (the “Commission”).  Valley may file other documents with the Commission regarding the proposed transaction.  A definitive joint proxy statement/prospectus will be mailed to the shareholders of Valley and the shareholders of USAmeriBancorp.  INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain a free copy of the registration statement (when available), including the joint proxy statement/prospectus and other documents containing information about Valley and USAmeriBancorp at the Commission’s web site at www.sec.gov.  These documents may be accessed and downloaded for free at Valley’s web site at http://www.valleynationalbank.com/filings.html or by directing a request to Dianne M. Grenz, Executive Vice President, Valley National Bancorp, at 1455 Valley Road, Wayne, New Jersey 07470, telephone (973) 305-3380.

Participants in the Solicitation
This communication is not a solicitation of a proxy from any security holder of USAmeriBancorp or Valley.  However, Valley, USAmeriBancorp, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from USAmeriBancorp’s shareholders in respect of approval of the Merger and the solicitation of proxies from Valley’s shareholders in respect of approval of the issuance of shares of common stock of Valley in connection with the Merger.  Information regarding the directors and executive officers of Valley may be found in its definitive proxy statement relating to its 2017 Annual Meeting of Shareholders, which was filed with the Commission on March 17, 2017 and in its Annual Report on Form 10-K for the year ended December 31, 2016, each of which can be obtained free of charge from Valley’s website.  Information regarding the directors and executive officers of USAmeriBancorp may be found in the Registration Statement on Form S-4 when it becomes available.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements
The foregoing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs and products, relationships, opportunities, taxation, technology and market conditions. These statements may be identified by such forward-looking terminology as “expect,” “believe,” “view,” “opportunity,” “allow,” “continues,” “reflects,” “typically,” “usually,” “anticipate,” or similar statements or variations of such terms. Such forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from such forward-looking statements. Factors that may cause actual results to differ from those contemplated by such forward-looking statements include, but are not limited to, the following: failure to obtain shareholder or regulatory approval for the merger of USAB with Valley or to satisfy other conditions to the merger on the proposed terms and within the proposed timeframe; delays in closing the merger; the inability to realize expected cost savings and synergies from the merger of USAB with Valley in the amounts or in the timeframe anticipated; changes in the estimate of non-recurring charges; the diversion of management's time on issues relating to the merger; costs or difficulties relating to integration matters might be greater than expected; material adverse changes in Valley’s or USAB’s operations or earnings; an increase or decrease in the stock price of Valley during the 30 day pricing period prior to the closing of the merger which could cause an adjustment to the exchange ratio or give either Valley or USAB the right to terminate the merger agreement under certain circumstances; the inability to retain USAB’s customers and employees; or weakness or a decline in the economy, mainly in New Jersey, New York, Florida, and Alabama, as well as the risk factors set forth in Valley’s Annual Report on Form 10-K for the year ended December 31, 2016. Valley assumes no obligation for updating any such forward-looking statement at any time.

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